Filed Pursuant to Rule 433

Registration Statement 333-181321

Dated May 28, 2013

Pfizer Inc.

Fixed Rate Pricing Term Sheet

Issuer:	Pfizer Inc.

Security:	0.900% Notes due 2017 (the “2017 Notes”) 1.500% Notes due 2018 (the “2018 Notes”) 3.000% Notes due 2023 (the “2023 Notes”) 4.300% Notes due 2043 (the “2043 Notes”)

Size:

2017 Notes: $750,000,000 aggregate principal amount

2018 Notes: $1,000,000,000 aggregate principal amount

2023 Notes: $1,000,000,000 aggregate principal amount

2043 Notes: $750,000,000 aggregate principal amount

Maturity:	2017 Notes: January 15, 2017 2018 Notes: June 15, 2018 2023 Notes: June 15, 2023 2043 Notes: June 15, 2043

Coupon:

2017 Notes: 0.900% annually, accruing from and including June 3, 2013

2018 Notes: 1.500% annually, accruing from and including June 3, 2013

2023 Notes: 3.000% annually, accruing from and including June 3, 2013

2043 Notes: 4.300% annually, accruing from and including June 3, 2013

Interest Payment Dates:

2017 Notes: January 15 and July 15 of each year, beginning on January 15, 2014

2018 Notes: June 15 and December 15 of each year, beginning on December 15, 2013

2023 Notes: June 15 and December 15 of each year, beginning on December 15, 2013

2043 Notes: June 15 and December 15 of each year, beginning on December 15, 2013

Price to Public:	2017 Notes: 99.840% of principal amount 2018 Notes: 99.942% of principal amount 2023 Notes: 99.681% of principal amount 2043 Notes: 99.781% of principal amount

Benchmark Treasury:	2017 Notes: 0.250% due May 15, 2016 2018 Notes: 0.625% due April 30, 2018 2023 Notes: 1.750% due May 15, 2023 2043 Notes: 3.125% due February 15, 2043

Benchmark Treasury Price and Yield:	2017 Notes: 99-09; 0.495% 2018 Notes: 98-04 3/4; 1.012% 2023 Notes: 96-10+; 2.162% 2043 Notes: 96-15; 3.313%

Spread to Benchmark Treasury Yield:	2017 Notes: T+45 bps 2018 Notes: T+50 bps 2023 Notes: T+87.5 bps 2043 Notes: T+100 bps

Yield to Maturity:	2017 Notes: 0.945% 2018 Notes: 1.512% 2023 Notes: 3.037% 2043 Notes: 4.313%

Optional Redemption:	The notes of each series will be redeemable, in whole or in part, at any time and from time to time, at Pfizer Inc.’s option, at a redemption price equal to the greater of the following amounts: (i) 100% of the principal amount of the notes being redeemed on the redemption date; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including the amount, if any, of accrued and unpaid interest to, but excluding, the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the prospectus supplement), as determined by the Independent Investment Banker (as defined in the prospectus supplement), plus 10 bps in the case of the 2017 Notes, 10 bps in the case of the 2018 Notes, 15 bps in the case of the 2023 Notes and 15 bps in the case of the 2043 Notes; plus, in each case, accrued and unpaid interest on the notes being redeemed, to, but excluding, the redemption date.

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000 in excess of $2,000

Net Proceeds to Pfizer (after underwriting discounts and before estimated expenses):	$3,477,887,500.00

Original Issue Date:	June 3, 2013

CUSIP/ISIN:	2017 Notes: 717081 DD2 / US717081DD29 2018 Notes: 717081 DG5 / US717081DG59 2023 Notes: 717081 DH3 / US717081DH33 2043 Notes: 717081 DE0 / US717081DE02

Expected Ratings (Moody’s / S&P)*:	A1 (stable) / AA (stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. RBS Securities Inc. RBC Capital Markets, LLC Barclays Capital Inc. HSBC Securities (USA) Inc.

Senior Co-Managers:	Deutsche Bank Securities Inc. Santander Investment Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. Standard Chartered Bank U.S. Bancorp Investments, Inc. Drexel Hamilton, LLC Lebenthal & Co., LLC Loop Capital Markets LLC The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (ii) Credit Suisse Securities (USA) LLC, Prospectus Department, toll-free at 1-800-221-1037, (iii) Goldman, Sachs & Co. toll-free at 1-866-471-2526 or (iv) RBS Securities Inc. toll-free at 1-866-884-2071.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Pfizer Inc. on May 28, 2013 relating to its Prospectus dated May 10, 2012.

Filed Pursuant to Rule 433

Registration Statement 333-181321

Dated May 28, 2013

Pfizer Inc.

Floating Rate Notes Pricing Term Sheet

In addition to the securities described in the preliminary prospectus supplement, Pfizer Inc. is also issuing a series of Floating Rate Notes due 2018 (the “Floating Rate Notes”). Certain of the terms of the Floating Rate Notes are described below.

Issuer:	Pfizer Inc.

Security:	Floating Rate Notes due 2018

Size:	$500,000,000 aggregate principal amount

Maturity:	June 15, 2018

Coupon:	3-month USD LIBOR + 30 bps

Price to Public:	100.000% of principal amount

Interest Rate Index:	3-month USD LIBOR

Interest Payment and Reset Dates:	Quarterly on the 15th of March, June, September and December, beginning on September 15, 2013

Day Count:	Actual/360

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000 in excess of $2,000

Net Proceeds to Pfizer (after underwriting discounts and before estimated expenses):	$498,250,000.00

Original Issue Date:	June 3, 2013

CUSIP/ISIN:	717081 DF7 / US717081DF76

Expected Ratings (Moody’s / S&P)*:	A1 (stable) / AA (stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. RBS Securities Inc. RBC Capital Markets, LLC Barclays Capital Inc. HSBC Securities (USA) Inc.

Senior Co-Managers:	Deutsche Bank Securities Inc. Santander Investment Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. Standard Chartered Bank U.S. Bancorp Investments, Inc. Drexel Hamilton, LLC Lebenthal & Co., LLC Loop Capital Markets LLC The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Description of Floating Rate Notes

The interest rate on the Floating Rate Notes will be calculated by The Bank of New York Mellon, as calculation agent, and will be equal to LIBOR plus 0.300%. The calculation agent will set the initial interest rate on June 3, 2013 and reset the interest rate on each interest payment date, each of which we refer to as an “interest reset date”. The second London business day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(a)	With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that interest determination date. If, on an interest determination date, such rate does not appear on Reuters Page LIBOR01 as of 11:00 a.m., London time, or if Reuters Page LIBOR01 is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.” If no rate appears on Reuters Page LIBOR01 or Bloomberg L.P. page BBAM as of approximately 11:00 a.m., London time, on such interest determination date, LIBOR for that interest determination date will be determined in accordance with the provisions described in (b) below.

(b)	With respect to an interest determination date on which no rate appears on Reuters Page LIBOR01 or Bloomberg L.P. page BBAM, as specified in (a) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent (after consultation with the Company), to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent (after consultation with the Company) for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If, however, the banks selected by the calculation agent are not providing quotations in the manner described by the previous sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

“Reuters Page LIBOR01” means the display designated on page LIBOR01 by Reuters Group plc (or such other page as may replace the LIBOR01 page on that service (or any successor service) or such other service as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in the absence of manifest error) be final and binding on the noteholders and the Company.

So long as any of the Floating Rate Notes remains outstanding, there will at all times be a calculation agent. Initially, The Bank of New York Mellon will act as calculation agent. If that bank is unable or unwilling to continue to act as the calculation agent or if it fails to calculate properly the interest rate on the Floating Rate Notes for any interest period, the Company will appoint another leading commercial or investment bank engaged in the London interbank market to act as calculation agent in its place. The calculation agent may not resign its duties without a successor having been appointed. The Company will make each interest payment to the holders of record of Floating Rate Notes at the close of business on March 1, June 1, September 1 and December 1 immediately preceding the relevant interest payment date. The trustee, through its corporate trust office in the Borough of Manhattan, City of New York (in such capacity, the “paying agent”) will act as the Company’s paying agent with respect to the Floating Rate Notes. Payments of principal, interest and premium, if any, will be made by the Company through the paying agent to DTC.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States laws of general application.

In addition to the terms described above, the following subsections from the section of the preliminary prospectus supplement entitled “Description of Notes” relate to the description of the Floating Rate Notes: the introductory paragraphs, “—Ranking”, “—No Listing”,”—Covenants”, “—Further Issues” and “—Book-Entry System”, and the section of the base prospectus entitled “Description of Debt Securities”. The Floating Rate Notes are not redeemable prior to maturity and are not entitled to the benefit of a sinking fund.

In addition to the risk factors set forth in the preliminary prospectus supplement, the following risk factor relates to the Floating Rate Notes:

Uncertainty relating to the LIBOR calculation process may adversely affect the value of the Floating Rate Notes.

Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that provide rates to the British Bankers’ Association, or the BBA, in connection with the calculation of LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined. At this time, it is not possible to predict the effect of any such changes and any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes may adversely affect the trading market for LIBOR-based securities, including the Floating Rate Notes.

*    *    *    *    *    *     *    *    *    *    *    *    *    *    *    *     *    *    *    *    *

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (ii) Credit Suisse Securities (USA) LLC, Prospectus Department, toll-free at 1-800-221-1037, (iii) Goldman, Sachs & Co. toll-free at 1-866-471-2526 or (iv) RBS Securities Inc. toll-free at 1-866-884-2071.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Pfizer Inc. on May 28, 2013 relating to its Prospectus dated May 10, 2012.